SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2010

Commission File Number 0-28800

_____

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2010, incorporated by reference herein:

<u>Exhibit</u>

99.1 Release dated February 11, 2010, entitled "REPORT TO SHAREHOLDERS FOR THE QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2009".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: February15, 2010

By: /s/ Themba Gwebu

Name: Themba Gwebu
Title: Company Secretary

Report to shareholders for the quarter and six months ended 31 December 2009

(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06 • JSE share code: DRD
• ISIN: ZAE 000058723 Issuer code:DUSM • NASDAQ trading symbol:DROOY ("DRDGOLD" or "the company")

GROUP RESULTS

KEY FEATURES FOR THE QUARTER
- Gold production up 4%
- Cash operating unit cost in Rands down 8%
- Operating profit of R87.4 million
- DRDGOLD agrees to sell 60% of Blyvoor

REVIEW OF OPERATIONS		Quarter	Quarter	%	Quarter	6 months to	6 months to	6 months to
Group		Dec 2009	Sep 2009	Change	Dec 2008	31 Dec 2009	30 June 2009	31 Dec 2008
Gold production	oz	59 866	57 292	4	60 057	117 158	116 772	130 918
	kg	1 862	1 782	4	1 868	3 644	3 632	4 072
Gold production sold	oz	59 866	59 864	–	60 057	119 730	114 231	130 918
	kg	1 862	1 862	–	1 868	3 724	3 553	4 072
Cash operating costs	US$ per oz	925	968	4	654	946	753	709
	ZAR per kg	223 653	243 684	8	217 839	233 448	223 458	202 212
Gold price received	US$ per oz	1 106	950	16	769	1 028	908	821
	ZAR per kg	268 302	239 098	12	255 213	253 700	269 429	234 150
Capital expenditure	US$ million	4.2	8.2	49	9.2	12.4	20.1	18.3
	ZAR million	30.9	64.2	52	91.8	95.1	183.1	162.0

STOCK

Issued capital

380 985 641 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed:
401 410 154

Stock traded		JSE	NASDAQ*
Average volume for the quarter per day ('000)		1 022	2 924
% of issued stock traded (annualised)		70	200
Price	• High	R5.79	$0.805
	• Low	R3.47	$0.445
	• Close	R5.01	$0.684

* This data represents per share data and not ADS data - one ADS reflects ten ordinary shares

Forward looking statements

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2009, which we filed with the United States Securities and Exchange Commission on 27 November 2009 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.

Overview

Dear shareholder

Safety, health and environment

Crown Gold Recoveries (Pty) Limited ("Crown") recorded a fatal accident during the quarter under review. Mr T.I Ndlangamandla, a fitter, was killed while performing routine maintenance at the Knights Plant. Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") completed a full calendar year of operations without a fatality but shortly before the release of this report, on 3 February 2010, Mr R.M. Manhica died in a conveyance incident. We extend our deepest condolences to their families, colleagues and friends.

With respect to other safety parameters, Group performance was once again mixed, pointing to a need for continuing safety focus. Crown reported regressions in its Dressing Station Injury Frequency Rate ("DSIFR"), its Lost Time Injury Frequency Rate ("LTIFR") and its Reportable Injury Frequency Rate ("RIFR"). While Blyvoor's LTIFR and RIFR improved, its DSIFR deteriorated markedly. East Rand Proprietary Mines Limited ("ERPM") recorded no lost time injuries or reportable injuries, and its DSIFR improved by 82%.

At Blyvoor, intensive safety cross-audits by mine overseers are yielding good results and 'hot spot' visits by representatives of management and unions are continuing. Hazard assessment audits are a focus at Crown and ERPM. Work on the Group-wide behaviour-based safety initiative, briefly suspended during the Section 189A process at Blyvoor, has been resumed, and a number of mini safety campaigns are running concurrently across all of the operations.

All drilling machines have now been muffled and all fans silenced at Blyvoor. Installation of wet scrubbers at tips will begin on completion of the necessary research.

A total of R9.2 million was spent by the Group on environmental management and rehabilitation during the quarter.

Production

Total gold production was 4% higher in the quarter at 59 866oz, reflecting continued production build-up at ErgoGold and higher production from Crown and the Blyvoor surface operation. Total surface gold production rose by 12% to 43 501oz, 73% of the quarter's total gold production, while underground gold production declined by 11% to 16 365oz.

Financial

Total revenue for the quarter rose by 12% to R499.6 million, a consequence of improved gold production and a 12% increase in the average Rand gold price received to R268 302/kg. After accounting for total cash operating costs – 4% lower at R416.5 million, operating profit was R87.4 million compared with the previous quarter's R4.2 million loss. Net profit was R6.4 million compared with the previous quarter's net loss of R63.3 million.

Blyvoor judicial management

We decided to place Blyvoor under judicial management, because of a combination of lower grades caused by seismic events knocking out a number of high grade panels and the effect of the lower gold price on Blyvoor's profitability. An improvement in yield and the R80 million facility set up by Aurora Empowerment Systems (Pty) Limited ("Aurora") (referred to below) may enable us to lift Blyvoor from judicial management.

Detailed operational review

Blyvoor

Surface gold production for the quarter rose by 15% to 8 681oz but underground gold production was 11% lower at 16 365oz, resulting in a 4% drop in total gold production to 25 046oz.

Lower underground production was a consequence both of a 6% drop in underground throughput to 137 000t and a 6% drop in underground average yield to 3.72g/t. Lower throughput reflects the continued impact of the wage strike and of the Section 189A restructuring process into October 2009. Yield continued to be lower as the underground operations still recover from the seismic damage incurred in June 2009.

Surface throughput was 13% lower at 702 000t, reflecting the continued impact of suspended uneconomic rock dump recovery, electrical storms in October and November causing disruption to slimes recovery and to suspension of the reef-picking project during the strike. The average surface yield, however, was 31% higher at 0.38g/t due mainly to increased recovery of higher-grade material from the lower portions of the slimes dams.

Total cash operating costs were 13% lower at R197.1 million and total cash operating unit costs 10% lower at R253 078/kg. This was mainly as a consequence of the lower summer-month power tariff applicable and of lower employment costs incurred following restructuring. While underground cash operating unit costs were only slightly lower at R344 990/kg, surface cash operating unit costs were 36% down at R79 807/kg. A cash operating profit of R12.6 million was recorded compared with the previous quarter's R34.8 million loss, a consequence of lower costs and a higher average Rand gold price received.

Capital expenditure was 30% lower at R17.5 million. This was due both to there being no opening up and development during the strike and to strict management of costs as part of the judicial management process.

Mining at the Way Ahead Project ("WAP") continued to average 1 400m^2 per month and is on track to reach the targeted 2 500m^2 per month by the end of the June 2010 quarter.

Crown

Gold production rose by 2% to 19 451oz, a 5% increase in the average yield to 0.43g/t compensating for a 3% decline in throughput to 1 393 000t. The higher yield resulted from the continuing clean-up of various tailings footprints, while the lower throughput was mainly the consequence of necessary plant maintenance in the aftermath of the wage strike.

Total cash operating costs were 5% higher at R123.1 million and cash operating unit costs 3% higher at R203 519/kg. This was due mainly to the 8% wage increase effective from 1 October 2009. Cash operating profit was 23% higher at R38.6 million due to higher gold production and a higher Rand gold price received.

Capital expenditure was 32% lower at R3.4 million, reflecting completion of the latest cycle of tailings deposition site maintenance.

ERPM

Gold production was 16% lower at 5 916oz due to a 21% decline in throughput, the effect of which was not offset by a 7% increase in the average yield to 0.48g/t resulting from the continued advance of the recovery process into the higher-grade northern part of the Cason Dump.

While total cash operating costs were 11% lower at R30.5 million, cash operating unit costs rose by 5% to R165 957/kg due mainly to lower gold production. Cash operating profit was 26% lower at R18.6 million, also due to lower gold production.

ErgoGold

Gold production rose by more than 80% to 9 453oz, reflecting a 34% build up in throughput to 3 124 000t and a 29% improvement in the average yield to 0.09g/t.

Total cash operating costs rose by 20% to R65.6 million but cash operating unit costs were 33% lower at R223 224/kg, reflecting the increase in gold production. A cash operating profit of R13.3 million was recorded compared with the previous quarter's R10.6 million loss, a consequence of higher gold production, lower costs and a higher Rand gold price received.

Capital expenditure was 70% lower at R10.1 million as construction of Phase 1 infrastructure approaches completion.

The pilot plant constructed to help determine the optimal blend of material from the Elsburg Tailings Complex ("ETC") and the L29 dump performed well during the quarter. Analysis of the pilot plant's performance, together with additional flexibility resulting from additional booster pumps on the first ETC line and the commissioning of the second ETC line by the end of the March 2010 quarter, is expected to accelerate progress towards Phase 1's targeted steady state of 1.2Mt a month with a head grade of 0.32g/t. Improved yield should result as a consequence of an increase in volumes from Elsburg.

Exploration and prospecting

Blyvoor

Underground diamond drilling totalled 603.1m, with prospect holes drilled at 41-18, 33-m32, 38-21 and 15-56. Cover holes were drilled at 38-27, 38-21 and 41-18. The prospect hole at 33-m32 intersected Main Reef and assayed at 784cmg/t. The other prospect holes are ongoing. Reconnaissance visits were made to the Carbon Leader areas at No 5 Shaft. Normal stope face sampling and geological mapping is ongoing.

Crown and Ergo

The Top Star boundary with Park Central township was drilled for the planning of the embankments and also to understand the extent of the slime that will form part of the embankments along the top road. All other drilling was directed at short- and medium-term grade control.

Corporate activity

It has been a busy quarter in terms of corporate activity, our primary objectives being to ease Blyvoor's immediate financial stress and to strengthen our balance sheet so we can continue to advance our strategic shift towards recovery of gold from lower-risk, lower-cost, higher-margin surface retreatment and to contemplate cautious, well-considered growth when the time and opportunities are right.

As previously reported, we reached agreement with Aurora Empowerment Systems (Pty) Limited ("Aurora") for Aurora to acquire 60% of Blyvoor for R296 million, and to provide an R80 million loan facility to Blyvoor.

Agreement was also reached for Aurora to acquire the ERPM plant for R20 million. Aurora has paid R5 million toward the purchase consideration and will allow DRDGOLD to conduct a feasibility study on the extensive Grootvlei and Marievale tailings dams near Ergo, after which DRDGOLD may elect to either receive the balance of the purchase price in cash or establish a 10 year exclusive option to treat the aforementioned tailings dams.

Also, agreement was reached with Mintails for the DRDGOLD Group to acquire Mintails' 50% in Ergo Mining (Pty) Limited ("the Ergo Joint Venture") for R82 million, giving us full access to Ergo's Brakpan plant and thus capacity to double throughput for gold recovery, as well as full exposure to future uranium and sulphuric acid potential.

Looking ahead

The Rand's strong trending continued during the quarter and is showing little sign of softening against the major currencies. For the near term, our focus will therefore remain much of the same - reducing our risk exposure, controlling costs and managing margins.

A primary focus will be Ergo: commissioning the second feeder line from ETC and continuing our push for steady state at the Brakpan plant; and now, with the acquisition of the balance of the Ergo Joint Venture, developing the synergies between Crown and Ergo. We will also continue to contribute towards stabilising Blyvoor's underground operation, while retaining an option on its attractive surface retreatment potential.

With an eye to future growth, we are looking to make an initial, modest investment to establish – in collaboration with a local partner – a prospecting project in Zimbabwe's considerable greenstone gold mining belt. We will keep shareholders informed of our first, cautious steps in this regard.

Niël Pretorius
Chief Executive Officer
11 February 2010

The condensed consolidated financial statements below have been prepared in accordance with International Financial Reporting Standards ("IFRS") and the requirements of IAS 34, which is consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2009.

STATEMENT OF COMPREHENSIVE INCOME	Quarter	Quarter	Quarter	6 months to	6 months to	6 months to
	Dec 2009 Rm Unaudited	Sep 2009 Rm Unaudited	Dec 2008 Rm Unaudited	31 Dec 2009 Rm Unaudited	30 Jun 2009 Rm Unaudited	31 Dec 2008 Rm Unaudited
Gold and silver revenue	499.6	445.2	476.8	944.8	957.2	953.5
Net operating costs	(412.2)	(449.4)	(382.5)	(861.6)	(826.0)	(802.0)
Cash operating costs	(416.5)	(434.2)	(406.9)	(850.7)	(811.6)	(823.4)
Movement in gold in process	4.3	(15.2)	24.4	(10.9)	(14.4)	21.4
Operating profit/(loss)	87.4	(4.2)	94.3	83.2	131.2	151.5
Depreciation	(45.2)	(42.7)	(17.1)	(87.9)	(65.1)	(34.1)
Movement in provision for environmental rehabilitation	0.1	(8.4)	(9.0)	(8.3)	1.6	(21.1)
Retrenchment costs	(18.1)	(1.2)	(34.4)	(19.3)	0.4	(35.3)
Gross profit/(loss) from operating activities	24.2	(56.5)	33.8	(32.3)	68.1	61.0
Impairments	–	–	(4.8)	–	(22.7)	(52.4)
Administration expenses and general costs	(24.2)	(46.3)	(35.5)	(70.5)	(93.9)	(44.4)
Share-based payments	(1.6)	(0.7)	(3.1)	(2.3)	(3.7)	(4.2)
Financial liabilities measured at amortised cost	–	–	39.8	–	(3.1)	47.1
Recognition of goodwill on purchase of subsidiary	–	–	–	–	53.0	–
Profit/(loss) on sale of assets and investments	0.5	1.2	10.2	1.7	(0.3)	8.6
Finance income	6.1	8.4	25.7	14.5	23.9	58.6
Finance expenses and unwinding of provisions	(4.9)	(3.1)	(3.1)	(8.0)	(7.5)	(5.8)
Profit/(loss) before taxation	0.1	(97.0)	63.0	(96.9)	13.8	68.5
Income tax	(7.7)	(6.8)	(8.6)	(14.5)	(22.0)	(24.2)
Deferred tax	14.0	40.5	(21.0)	54.5	94.3	(19.7)
Net profit/(loss) for the period	6.4	(63.3)	33.4	(56.9)	86.1	24.6
Attributable to:						
Equity owners of the parent	5.4	(48.4)	54.7	(43.0)	71.3	57.8
Non-controlling interest	1.0	(14.9)	(21.3)	(13.9)	14.8	(33.2)
	6.4	(63.3)	33.4	(56.9)	86.1	24.6
Other comprehensive income						
Foreign exchange translation	0.1	0.2	7.8	0.3	11.1	(11.7)
Purchase of subsidiaries and other	–	–	–	–	192.9	–
Mark-to-market of available-for-sale investments	–	–	–	–	(1.1)	–
Total comprehensive income/(loss) for the period	6.5	(63.1)	41.2	(56.6)	289.0	12.9
Attributable to:						
Equity owners of the parent	5.5	(48.2)	62.5	(42.7)	214.5	46.1
Non-controlling interest	1.0	(14.9)	(21.3)	(13.9)	74.5	(33.2)
	6.5	(63.1)	41.2	(56.6)	289.0	12.9
Reconciliation of headline profit/(loss)						
Net profit/(loss)	5.4	(48.4)	54.7	(43.0)	71.3	57.8
Adjusted for:						
- Impairments	–	–	4.8	–	22.7	52.4
- Goodwill on purchase of subsidiary	–	–	–	–	(53.0)	–
- (Profit)/loss on sale of assets and investments	(0.5)	(1.2)	(9.8)	(1.7)	0.3	(8.6)
- Non-controlling share of headline earnings adjustment	0.5	–	1.4	0.5	(4.5)	(11.0)
Headline profit/(loss)	5.4	(49.6)	51.1	(44.2)	36.8	90.6
Headline earnings/(loss) per share-cents	1.4	(13.1)	13.6	(11.7)	9.8	24.1
Basic earnings/(loss) per share-cents	1.4	(12.8)	14.5	(11.3)	18.9	15.3
Diluted headline earnings/(loss) per share-cents	1.4	(13.1)	13.6	(11.7)	9.8	24.1
Diluted basic earnings/(loss) per share-cents	1.4	(12.8)	14.5	(11.3)	18.9	15.3
Calculated on the weighted average ordinary shares issued of:	380 448 068	378 020 712	376 598 733	379 234 390	376 990 295	376 586 057

STATEMENT OF FINANCIAL POSITION

	As at	As at	As at	As at
	31 Dec 2009	30 Sep 2009	30 Jun 2009	31 Dec 2008
	Rm	Rm	Rm	Rm
	Unaudited	Unaudited	Audited	Audited
Assets				
Property, plant and equipment	**1 744.7**	1 759.1	1 737.5	891.2
Non-current investments and other assets	**43.0**	43.0	43.0	64.8
Environmental rehabilitation trust funds	**138.2**	134.2	129.7	120.7
Deferred tax asset	**200.5**	184.9	165.1	61.8
Current assets	**401.9**	458.8	550.5	944.9
Inventories	**98.4**	90.1	93.9	97.4
Trade and other receivables	**125.7**	119.4	88.0	223.5
Cash and cash equivalents	**162.8**	234.3	353.6	609.0
Assets classified as held for sale	**15.0**	15.0	15.0	15.0
Total assets	**2 528.3**	2 580.0	2 625.8	2 083.4
Equity and liabilities				
Equity	**1 525.9**	1 502.5	1 584.0	1 285.4
Equity of the owners of the parent	**1 437.3**	1 414.9	1 481.5	1 257.4
Non-controlling interest	**88.6**	87.6	102.5	28.0
Long-term liabilities	**65.1**	65.1	65.1	93.8
Post-retirement and other employee benefits	**46.3**	45.0	43.6	24.1
Provision for environmental rehabilitation	**426.5**	423.4	412.5	405.7
Deferred tax liability	**175.5**	173.7	194.6	–
Current liabilities	**289.0**	370.3	326.0	274.4
Trade and other payables	**289.0**	322.3	323.9	262.2
Short-term liabilities	**–**	48.0	2.1	12.2
Total equity and liabilities	**2 528.3**	2 580.0	2 625.8	2 083.4

STATEMENT OF CHANGES IN EQUITY

	Quarter	Quarter	Quarter	6 months to	6 months to	6 months to
	Dec 2009	Sep 2009	Dec 2008	**31 Dec 2009**	30 Jun 2009	31 Dec 2008
	Rm	Rm	Rm	**Rm**	Rm	Rm
	Unaudited	Unaudited	Unaudited	**Unaudited**	Unaudited	Unaudited
Balance at the beginning of the period	**1 502.5**	1 584.0	1 240.7	**1 584.0**	1 285.4	1 305.5
Share capital issued	**15.3**	(0.1)	0.4	**15.2**	5.9	0.4
- for acquisition finance and cash	**15.5**	–	–	**15.5**	–	–
- for share options exercised	**0.5**	0.4	0.4	**0.9**	6.3	0.4
- for costs	**(0.7)**	(0.5)	–	**(1.2)**	(0.4)	–
Increase in share-based payment reserve	**1.6**	0.7	3.1	**2.3**	3.7	4.2
Net profit/(loss) attributed to owners of the parent	**5.4**	(48.4)	54.7	**(43.0)**	71.3	57.8
Net profit/(loss) attributed to non-controlling interest	**1.0**	(14.9)	(21.3)	**(13.9)**	14.8	(33.2)
Dividends declared	**–**	(19.0)	–	**(19.0)**	–	(37.6)
Increase in non-controlling interest	**–**	–	–	**–**	59.7	–
Other comprehensive income	**0.1**	0.2	7.8	**0.3**	143.2	(11.7)
Balance as at the end of the period	**1 525.9**	1 502.5	1 285.4	**1 525.9**	1 584.0	1 285.4

STATEMENT OF CASH FLOWS

	Quarter	Quarter	Quarter	6 months to	6 months to	6 months to
	Dec 2009	Sep 2009	Dec 2008	**31 Dec 2009**	30 Jun 2009	31 Dec 2008
	Rm	Rm	Rm	**Rm**	Rm	Rm
	Unaudited	Unaudited	Unaudited	**Unaudited**	Unaudited	Unaudited
Net cash (out)/inflow from operations	**(7.2)**	(101.6)	29.5	**(108.8)**	153.6	54.8
Net cash (out)/inflow from investing activities	**(30.9)**	(64.2)	(81.6)	**(95.1)**	(465.3)	(128.0)
Net cash (out)/inflow from financing activities	**(33.0)**	45.9	(149.5)	**12.9**	66.3	(152.1)
Decrease in cash and cash equivalents	**(71.1)**	(119.9)	(201.6)	**(191.0)**	(245.4)	(225.3)
Translation adjustment	**(0.4)**	0.6	1.6	**0.2**	(10.0)	(11.8)
Opening cash and cash equivalents	**234.3**	353.6	809.0	**353.6**	609.0	846.1
Closing cash and cash equivalents	**162.8**	234.3	609.0	**162.8**	353.6	609.0
Reconciliation of net cash (out)/inflow from operations						
Profit/(loss) before taxation	**0.1**	(97.0)	63.0	**(96.9)**	13.8	68.5
Adjusted for:						
Movement in gold in process	**(4.3)**	15.2	(24.4)	**10.9**	14.4	(21.4)
Depreciation and impairment	**45.2**	42.7	21.9	**87.9**	87.8	86.5
Movement in provision for environmental rehabilitation	**(0.1)**	8.4	9.0	**8.3**	(1.6)	21.1
Share-based payments	**1.6**	0.7	3.1	**2.3**	3.7	4.2

STATEMENT OF CASH FLOWS (CONTINUED)	Quarter	Quarter	Quarter	6 months to	6 months to	6 months to
	Dec 2009	Sep 2009	Dec 2008	31 Dec 2009	30 Jun 2009	31 Dec 2008
	Rm	Rm	Rm	Rm	Rm	Rm
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Adjusted for:						
(Profit)/loss on derivative financial instruments	–	–	(39.8)	–	3.1	(47.1)
(Profit)/loss on sale of assets and investments	(0.5)	(1.2)	(10.2)	(1.7)	0.3	(8.6)
Recognition of goodwill on purchase of subsidiary	–	–	–	–	(53.0)	–
Finance expense and unwinding of provisions	3.1	2.5	(1.8)	5.6	6.4	(3.4)
Growth in Environmental Trust Funds	(2.3)	(2.4)	(3.3)	(4.7)	(6.1)	(6.8)
Other non-cash items	0.5	5.0	1.8	5.5	46.8	2.7
Taxation paid	(12.1)	–	(24.9)	(12.1)	(22.0)	(24.9)
Working capital changes	(38.4)	(75.5)	35.1	(113.9)	60.0	(16.0)
Net cash (out)/inflow from operations	(7.2)	(101.6)	29.5	(108.8)	153.6	54.8

KEY OPERATING AND FINANCIAL RESULTS (UNAUDITED)

Metric			Blyvoor	Crown	ERPM	ErgoGold*	Total Operations
Ore milled (t'000)	Underground	Dec 09 Qtr	137	–	–	–	137
		Sep 09 Qtr	145	–	–	–	145
		Dec 09 Ytd	282	–	–	–	282
	Surface	Dec 09 Qtr	702	1 393	386	3 124	5 605
		Sep 09 Qtr	810	1 440	487	2 324	5 061
		Dec 09 Ytd	1 512	2 833	873	5 448	10 666
	Total	Dec 09 Qtr	839	1 393	386	3 124	5 742
		Sep 09 Qtr	955	1 440	487	2 324	5 206
		Dec 09 Ytd	1 794	2 833	873	5 448	10 948
Yield (g/t)	Underground	Dec 09 Qtr	3.72	–	–	–	3.72
		Sep 09 Qtr	3.95	–	–	–	3.95
		Dec 09 Ytd	3.84	–	–	–	3.84
	Surface	Dec 09 Qtr	0.38	0.43	0.48	0.09	0.24
		Sep 09 Qtr	0.29	0.41	0.45	0.07	0.24
		Dec 09 Ytd	0.33	0.42	0.46	0.08	0.24
	Total	Dec 09 Qtr	0.93	0.43	0.48	0.09	0.32
		Sep 09 Qtr	0.85	0.41	0.45	0.07	0.34
		Dec 09 Ytd	0.88	0.42	0.46	0.08	0.33
Gold produced (kg)	Underground	Dec 09 Qtr	509	–	–	–	509
		Sep 09 Qtr	573	–	–	–	573
		Dec 09 Ytd	1 082	–	–	–	1 082
	Surface	Dec 09 Qtr	270	605	184	294	1 353
		Sep 09 Qtr	235	593	218	163	1 209
		Dec 09 Ytd	505	1 198	402	457	2 562
	Total	Dec 09 Qtr	779	605	184	294	1 862
		Sep 09 Qtr	808	593	218	163	1 782
		Dec 09 Ytd	1 587	1 198	402	457	3 644
Cash operating costs (ZAR per kg)	Underground	Dec 09 Qtr	344 990	–	–	–	344 990
		Sep 09 Qtr	346 068	–	–	–	346 068
		Dec 09 Ytd	345 561	–	–	–	345 561
	Surface	Dec 09 Qtr	79 807	203 519	165 957	223 224	178 005
		Sep 09 Qtr	125 034	198 339	157 862	334 571	195 159
		Dec 09 Ytd	100 853	200 955	161 567	262 932	186 100
	Total	Dec 09 Qtr	253 078	203 519	165 957	223 224	223 653
		Sep 09 Qtr	281 782	198 339	157 862	334 571	243 684
		Dec 09 Ytd	267 693	200 955	161 567	262 939	233 448
Cash operating costs (ZAR per tonne)	Underground	Dec 09 Qtr	1 282	–	–	–	1 282
		Sep 09 Qtr	1 368	–	–	–	1 368
		Dec 09 Ytd	1 326	–	–	–	1 326
	Surface	Dec 09 Qtr	31	88	79	21	43
		Sep 09 Qtr	36	82	71	23	47
		Dec 09 Ytd	34	85	74	22	45
	Total	Dec 09 Qtr	235	88	79	21	73
		Sep 09 Qtr	238	82	71	23	83
		Dec 09 Ytd	237	85	74	22	78
Gold and silver revenue (ZAR million)		Dec 09 Qtr	209.7	161.7	49.1	79.1	499.6
		Sep 09 Qtr	192.9	149.1	59.4	43.8	445.2
		Dec 09 Ytd	402.6	310.8	108.5	122.9	944.8
Cash operating profit/(loss) (ZAR million)		Dec 09 Qtr	12.6	38.6	18.6	13.3	83.1
		Sep 09 Qtr	(34.8)	31.4	25.0	(10.6)	11.0
		Dec 09 Ytd	(22.2)	70.0	43.6	2.7	94.1
Capital expenditure (ZAR million)		Dec 09 Qtr	17.5	3.4	–	10.1	31.0
		Sep 09 Qtr	25.1	5.0	–	34.1	64.2
		Dec 09 Ytd	42.6	8.4	–	44.2	95.2

KEY OPERATING AND FINANCIAL RESULTS (UNAUDITED) (CONTINUED)

Imperial			Blyvoor	Crown	ERPM	ErgoGold*	Total Operations
Gold produced (oz)	Underground	Dec 09 Qtr	16 365	–	–	–	16 365
		Sep 09 Qtr	18 422	–	–	–	18 422
		Dec 09 Ytd	34 787	–	–	–	34 787
	Surface	Dec 09 Qtr	8 681	19 451	5 916	9 453	43 501
		Sep 09 Qtr	7 556	19 065	7 009	5 240	38 870
		Dec 09 Ytd	16 237	38 516	12 925	14 693	82 371
	Total	Dec 09 Qtr	25 046	19 451	5 916	9 453	59 866
		Sep 09 Qtr	25 978	19 065	7 009	5 240	57 292
		Dec 09 Ytd	51 024	38 516	12 925	14 693	117 158
Cash operating costs (US$ per oz)	Underground	Dec 09 Qtr	1 429	–	–	–	1 429
		Sep 09 Qtr	1 375	–	–	–	1 375
		Dec 09 Ytd	1 401	–	–	–	1 401
	Surface	Dec 09 Qtr	332	840	686	919	735
		Sep 09 Qtr	497	788	627	1 330	776
		Dec 09 Ytd	409	814	654	1 066	754
	Total	Dec 09 Qtr	1 049	840	686	919	925
		Sep 09 Qtr	1 120	788	627	1 330	968
		Dec 09 Ytd	1 085	814	654	1 066	946
Gold and silver revenue (US$ million)		Dec 09 Qtr	27.8	21.5	6.5	10.4	66.2
		Sep 09 Qtr	24.7	19.0	7.6	5.6	56.9
		Dec 09 Ytd	52.5	40.5	14.1	16.0	123.1
Cash operating profit/(loss) (US$ million)		Dec 09 Qtr	1.5	5.1	2.4	1.8	10.8
		Sep 09 Qtr	(4.4)	4.0	3.2	(1.4)	1.4
		Dec 09 Ytd	(2.9)	9.1	5.6	0.4	12.2
Capital expenditure (US$ million)		Dec 09 Qtr	2.3	0.5	–	1.4	4.2
		Sep 09 Qtr	3.2	0.6	–	4.4	8.2
		Dec 09 Ytd	5.5	1.1	–	5.8	12.4

CASH OPERATING COSTS RECONCILIATION

R'000 unless otherwise stated		Blyvoor	Crown	ERPM	ErgoGold*	Total Operations
Total cash costs	Dec 09 Qtr	208 677	136 346	49 837	69 124	463 984
	Sep 09 Qtr	238 485	129 195	69 166	62 171	499 017
	Dec 09 Ytd	447 162	265 541	119 003	131 295	962 001
Movement in gold in process	Dec 09 Qtr	7 515	(1 754)	(132)	(1 303)	4 326
	Sep 09 Qtr	(2 951)	(546)	(6 646)	(5 046)	(15 189)
	Dec 09 Ytd	4 564	(2 300)	(6 778)	(6 349)	(10 863)
Less: Production taxes, rehabilitation and other	Dec 09 Qtr	2 484	7 059	10 922	1 894	22 359
	Sep 09 Qtr	2 574	6 631	23 465	2 290	34 960
	Dec 09 Ytd	5 058	13 690	34 387	4 184	57 319
Less: Retrenchment costs	Dec 09 Qtr	11 221	–	3 592	–	14 813
	Sep 09 Qtr	447	–	–	–	447
	Dec 09 Ytd	11 668	–	3 592	–	15 260
Less: Corporate and general administration costs	Dec 09 Qtr	5 339	4 404	4 655	299	14 697
	Sep 09 Qtr	4 833	4 403	4 641	300	14 177
	Dec 09 Ytd	10 172	8 807	9 296	599	28 874
Cash operating costs	Dec 09 Qtr	197 148	123 129	30 536	65 628	416 441
	Sep 09 Qtr	227 680	117 615	34 414	54 535	434 244
	Dec 09 Ytd	424 828	240 744	64 950	120 163	850 685
Gold produced	Dec 09 Qtr	779	605	184	294	1 862
	Sep 09 Qtr	808	593	218	163	1 782
	Dec 09 Ytd	1 587	1 198	402	457	3 644
Total cash operating costs - R/kg	Dec 09 Qtr	253 078	203 519	165 957	223 224	223 653
	Sep 09 Qtr	281 782	198 339	157 862	334 571	243 684
	Dec 09 Ytd	267 693	200 955	161 567	262 939	233 448
Total cash operating costs - US$/oz	Dec 09 Qtr	1 049	840	686	919	925
	Sep 09 Qtr	1 120	788	627	1 330	968
	Dec 09 Ytd	1 085	814	654	1 066	946

* ErgoGold represents DRDGold's 100% share in the Elsburg Joint Venture and 50% in the Ergo Joint Venture.

Directors — (* British) (** American)

Executives:
DJ Pretorius (Chief Executive Officer)
CC Barnes (Chief Financial Officer)

Non-executive:
J Turk**

Independent non-executives:
GC Campbell* (Non-Executive Chairman)
RP Hume
EA Jeneker

Company secretary:
TJ Gwebu

For further information, contact Niël Pretorius at:
Tel: +27 (0)11 219 8700
Fax: +27 (0)11 476 2637
Web   www.drdgold.co.za
Ebsco House 4 · 299 Pendoring Avenue · Blackheath · Randburg · South Africa
PO Box 390 · Maraisburg 1700 · South Africa

Russell and Associates 3186/10